UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

8 March 2007
Number 07/07

BHP BILLITON TO COMBINE COAL BUSINESSES

BHP Billiton today announced that, as part of the decision to manage the Energy Coal business alongside the Iron Ore, Manganese and Metallurgical Coal businesses, Energy Coal and Metallurgical Coal would now be brought together under a single Customer Sector Group President.

The current President Metallurgical Coal, Dave Murray, will become President of Coal, with responsibility for both the Metallurgical Coal and Energy Coal businesses. He will continue to report to Chris Lynch, Group President Carbon Steel Materials. Mr Murray has deep experience in the coal industry and specifically in South Africa.

Mr Lynch said the integration of the Energy Coal assets into the broader Carbon Steel Materials group had been successfully completed and the next stage was to combine the coal businesses under a single Customer Sector Group President. He said the combination would further strengthen BHP Billiton's commitment to improving and enhancing the operations of the Group's coal assets in Australia, South Africa, Colombia, the US and Indonesia. There will be no change to the group's marketing structure.

"This combination will allow us to maximise the operating synergies between our coal businesses and facilitate the transfer of skills and systems between countries and operations. It confirms our commitment to further improve the coal business in each of the countries where we operate," Mr Lynch said.

Mr Lynch said that the current President Energy Coal, Mahomed Seedat, had played a valuable leadership role in the Energy Coal business and, in particular, had made significant progress in improving the performance of the South African Energy Coal assets. Mr Lynch said that he wanted to publicly acknowledge and thank Mr Seedat for his efforts in that regard.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Ivan Arriagada, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Ivan.D.Arriagada@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 8 March 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary